787 Seventh Avenue New York, NY 10019-6099 Tel: 212 728 8000 Fax: 212 728 8111

April 3, 2012

VIA EDGAR AND HAND DELIVERY

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	Max A. Webb
J. Nolan McWilliams

Re:	Remy International, Inc.
Amendment No. 4 to Registration Statement on Form S-1
File No. 333-173081

Dear Sirs:

On behalf of Remy International, Inc. (the “Company”), we are concurrently herewith filing Amendment No. 4 (“Amendment No. 4”) to the Company’s above-referenced Registration Statement on Form S-1 (the “Registration Statement”), which was initially filed with the Securities and Exchange Commission (the “Commission”) on March 25, 2011, as amended by Amendment No. 1 thereto filed with the Commission on May 6, 2011 (“Amendment No. 1”), Amendment No. 2 thereto filed with the Commission on May 25, 2011 (“Amendment No. 2”) and Amendment No. 3 thereto filed with the Commission on March 9, 2012 (“Amendment No. 3”). For your convenience, we have enclosed a courtesy package that includes five copies of Amendment No. 4, three of which have been marked to show changes from Amendment No. 3 to the Registration Statement.

The Registration Statement has been revised to reflect the Company’s responses to the comments received by email on March 27, 2012 from the staff of the Commission’s Division of Corporation Finance (the “Staff”). For ease of review, we have set forth below each of the numbered comments of your letter and Company’s responses thereto.

NEW YORK     WASHINGTON     PARIS     LONDON     MILAN     ROME     FRANKFURT     BRUSSELS

in alliance with Dickson Minto W.S., London and Edinburgh

April 3, 2012

Our Strategy. page 7

1.	Please file the agreements referenced on page 7 since their position here shows their materiality to you and to an investment decision about your securities.

Response: The Company respectfully submits that its agreements with Allison, BAE Systems, Odyne, Alt-e, Via, Quantum, and Enova (each an “Agreement” and collectively, the “Agreements”) are not material agreements that are required to be filed as exhibits pursuant to subsections (b)(10)(i) or (b)(10)(ii)(B) of Item 601 of Regulation S-K. The Company believes that the Agreements are of a type that ordinarily accompanies the kind of business the Company conducts and, accordingly, were entered into in the ordinary course of the Company’s business. Historically, the Company routinely enters into development and supply arrangements with customers relating to new product programs. Moreover, the Company believes the loss of any one of the Agreements would not have a material impact on the Company’s business. The Company notes that, as disclosed on page 22 of the Registration Statement, as amended by Amendment No. 4, the future market for hybrid vehicles, which is the target market for any products produced pursuant to the Agreements, is uncertain.

The Company also believes that the Company’s business is not “substantially dependent” on the Agreements within the meaning of Item 601(b)(10)(ii)(B) of Regulation S-K. The Company notes that its net sales in the hybrid electric motor market accounted for only 2% of the Company’s total net sales in 2011. Finally, the Company notes that the Staff previously raised this comment with regard to the Allison contract in comment # 29 of its April 21, 2011 comment letter.

With respect to its strategic alliance with Lucas-TVS, the Company respectfully submits that its agreements with Lucas-TVS were also entered into the ordinary course of the Company’s business. The Company believes that the primary benefit of the Lucas-TVS arrangement will be the technology license permitting the Company to manufacture and sell small automotive rotating electrical components designed by Lucas-TVS in certain markets outside of India. As part of its ordinary course business, the Company licenses technology from other manufacturing companies to manufacture and sell products. Lucas-TVS will also distribute certain of the Company’s products in India as an independent distributor. The Company has numerous agreements with, and sells a significant amount of products through, independent distributors in the United States, South America, China, the Middle East, Australia and South Africa. All of the Company’s aftermarket distribution in Europe is accomplished through independent distributors.

The Company has not yet earned any revenue from the Lucas-TVS relationship. As disclosed in the Risk Factors on pages 19-20 of Amendment No. 4, joint ventures pose special risks and may not work out for the Company. Therefore, the Company respectfully submits that its arrangements with Lucas-TVS are not required to be filed under Item 601(b)(10) of Regulation S-K.

The Company has revised the description of the Lucas-TVS alliance on page 7 of Amendment No. 4 to correspondingly reduce the prominence given those arrangements.

April 3, 2012

Changes in the cost and availability of raw materials. page 15

2.	Please revise this risk factor by quantifying the increased costs of rare-earth magnets and commodities. We note in this regard your revised disclosure on pages 48 and 53.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the Registration Statement accordingly. We refer the Staff to page 15 of Amendment No. 4.

***

We hope the foregoing is responsive to your comments. Please do not hesitate to contact me by telephone at (212) 728-8088, by fax at (212) 728-9088 or by email at rrachofsky@willkie.com if we can be of any further assistance.

Very truly yours,

/s/ Robert S. Rachofsky

Robert S. Rachofsky

cc:	Fred Knechtel, Remy International, Inc.
Joseph A. Hall, Esq., Davis Polk & Wardwell LLP